UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

DICERNA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

253031108
(CUSIP Number)

John Heard
Abingworth LLP
Princes House
38 Jermyn Street
London, England SW1Y 6DN
+44 20 7534 1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 253031108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth LLP
98-051-8585

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,198,027*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,198,027*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,198,027*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 7.2%*

14.	Type of Reporting Person (See Instructions): PN

* As of February 4, 2014 (the “Event Date”) and the date of filing of this Schedule 13D  (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 1,198,027 shares of common stock, $0.0001 par value per share (“Common Stock”), of Dicerna Pharmaceuticals, Inc. (the “Issuer”).  The number of shares reported above consists of (i) 1,182,196 shares of Common Stock held by Abingworth Bioventures V, LP (“ABV V”), (ii) 532 shares of Common Stock issuable upon exercise of a common stock warrant held by ABV V and (iii) 15,299 shares of Common Stock issuable upon exercise of a common stock warrant held by ABV V. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 1,182,196 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock issuable upon exercise of common stock warrants held by ABV V.  Thus, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 7.2% of the Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 16,627,660 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s initial public offering on February 4, 2014, as reported by the Issuer in its Prospectus (File No. 333-193150), dated January 29, 2014 and filed with the Securities and Exchange Commission (“SEC”) on January 30, 2014 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

Cusip No. 253031108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V, L.P.
98-0518587

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,198,027*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,198,027*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,198,027*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 7.2%*

14.	Type of Reporting Person (See Instructions): PN

* As of the Event Date and the Filing Date, ABV V may be deemed to beneficially own an aggregate of 1,198,027 shares of Common Stock, which shares consist of (i) 1,182,196 shares of Common Stock, (ii) 532 shares of Common Stock issuable upon exercise of a common stock warrant and (iii) 15,299 shares of Common Stock issuable upon exercise of a common stock warrant. Thus, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 7.2% of the Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 16,627,660 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s initial public offering on February 4, 2014, as reported by the Issuer in its Prospectus (File No. 333-193150), dated January 29, 2014 and filed with the SEC on January 30, 2014 pursuant to Rule 424(b)(4) under the Securities Act.  Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 1,182,196 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock issuable upon exercise of common stock warrants held by ABV V.

Item 1.    Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 480 Arsenal Street, Building 1, Suite 120, Watertown, Massachusetts 02472.

Item 2.            Identity and Background

(a)           This statement is being filed on behalf of Abingworth Bioventures V, LP (“ABV V”) and Abingworth LLP (“Abingworth,” and together with ABV V, the “Reporting Persons”), the investment manager of ABV V.

(b)           The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

(c)           The principal business of ABV V is to invest in and assist growth-oriented businesses in the life science and biomedical industries.  The principal business of Abingworth is to serve as the investment manager to certain investment funds, including ABV V.

(d)           Neither the Reporting Persons nor any of their executive officers has, during the last five years, been convicted in a criminal proceeding.

(e)           Neither the Reporting Persons nor any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           ABV V is a limited partnership organized under the laws of England. Abingworth is a limited liability partnership organized under the laws of England.

Item 3.    Source and Amount of Funds or Other Consideration

Pursuant to a Share Purchase, Joinder, Waiver and Amendment Agreement, dated as of July 8, 2008 (the “Share Purchase Agreement”), by and among the Issuer, ABV V, and the other investors named therein, ABV V acquired, at the closing of the transactions contemplated by the Share Purchase Agreement, an aggregate of 5,500,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), for an aggregate purchase price of $5,500,000 (or $1.00 per share of Series A Preferred Stock). ABV V purchased the Series A Preferred Stock with its investment capital. Abingworth did not directly own any of the shares of Series A Preferred Stock. On July 25, 2013, all issued and outstanding shares of Series A Preferred Stock, including those held by ABV V, were subject to a one-for-twenty-five reverse stock split as described above.  Additionally,  in connection with the Issuer’s initial public offering consummated on February 4, 2014 (the “IPO”), all issued and outstanding shares of Series A Preferred Stock, including those held by ABV V, automatically converted into shares of Common Stock on a one-for-one basis, without payment to the Issuer of any consideration.

In June 2010, the Issuer issued a warrant to ABV V to purchase 532 shares of Common Stock in connection with ABV V’s loan to the Issuer in the amount of $1,331,719.13. The exercise price per share of Common Stock underlying the warrant is $250. The warrant is exercisable at any time on or before June 17, 2020.  The number of shares underlying the warrant and the exercise price per share of Common Stock underlying the warrant reflect the one-for-250 reverse Common Stock split which occured on July 25, 2013 and is described below.

Pursuant to a Series B Preferred Stock Purchase Agreement, dated as of August 5, 2010 (the “Series B Purchase Agreement”), by and among the Issuer, ABV V, and the other investors named therein, ABV V acquired, at the closing of the transactions contemplated by the Series B Purchase Agreement, an aggregate of 3,161,135 shares of Series B Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”), for an aggregate purchase price of $3,161,135 (or $1.00 per share of Series B Preferred Stock). ABV V purchased the Series B Preferred Stock with its investment capital. Abingworth did not directly own any of the shares of Series B Preferred Stock. On Jul 25, 2013, all issued and outstanding shares of Series B Preferred Stock, including those held by ABV V, were subject to a one-for-twenty-five reverse stock split as described below.  Additionally, in connection with the IPO, all issued and outstanding shares of Series B Preferred Stock, including those held by ABV V, automatically converted into shares of Common Stock on a one-for-one basis, without payment to the Issuer of any consideration.

On June 26, 2013, the Issuer issued convertible notes and warrants for the purchase of Series C Preferred Stock upon the consummation of its bridge loan financing. ABV V acquired, at the closing of the bridge loan financing, a warrant to purchase 15,299 shares of Series C Preferred Stock in connection with ABV V’s loan to the Issuer in the amount of $535,481.45. The principal amount of $535,481.45 was converted into 76,497 shares of Series C Preferred Stock. Upon the consummation of the IPO, all issued and outstanding shares of Series C Preferred Stock, including those held by ABV V and underlying the warrant held by ABV V, automatically converted into shares of Common Stock on a one-for-one basis, without payment to the Issuer of any consideration. The exercise price per share of Common Stock underlying the warrant is $7.00. The warrant is exercisable at any time on or before June 26, 2018.

On July 25, 2013, all issued and outstanding shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock, including those held by ABV V and underlying the warrant held by ABV V, were subject to a reverse stock split and converted without any action on the part of the holders. Each 250 shares of Common Stock automatically combined and converted into one share of Common Stock. Each twenty-five shares of Series A Preferred Stock automatically combined and converted into one share of Series A Preferred Stock. Each twenty-five shares of Series B Preferred Stock automatically combined and converted into one share of Series B Preferred Stock. Upon the consummation of the IPO, all issued and outstanding shares of Series A and Series B Preferred Stock, including those held by ABV V, automatically converted into shares of Common Stock on a one-for-one basis, without payment to the Issuer of any consideration.

Pursuant to a Series C Preferred Stock Purchase Agreement, dated as of July 30, 2013  (the “Series C Purchase Agreement”), by and among the Issuer, ABV V, and the other investors named therein, ABV V acquired, at the closing of the transactions contemplated by the Series C Purchase Agreement, an aggregate of 659,254 shares of Series C Preferred Stock, par value $0.0001 per share (“Series C Preferred Stock”), for an aggregate purchase price of $4,614,778 (or $7.00 per share of Series C Preferred Stock).    ABV V purchased the Series C Preferred Stock with its investment capital.  Abingworth did not directly own any of the shares of Series C Preferred Stock. Upon the consummation of the IPO, all issued and outstanding shares of Series C Preferred Stock, including those held by ABV V, automatically converted into shares of Common Stock on a one-for-one basis, without payment to the Issuer of any consideration.

In addition, on February 4, 2014, ABV V purchased an additional 100,000 shares of Common Stock in the IPO at the public offering price of $15.00 per share. ABV V purchased these shares of Common Stock with its investment capital.  Abingworth does not directly own any of the shares of Common Stock.

Item 4.        Purpose of Transaction

    The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

    In connection with the transactions contemplated by the Series C Purchase Agreement and pursuant to an Amended and Restated Stockholders Agreement, dated as of July 30, 2013 (the “Stockholders Agreement”), by and among the Issuer, ABV V, and the other investors named therein, ABV V was provided the right to designate one member of the Company’s board of directors. ABV V initially designated Dr. Jonathan MacQuitty to serve on the Company’s board of directors in accordance with Section 5.1(a) of the Stockholders Agreement.  In November 2013, Dr. MacQuitty resigned as a member of the Issuer’s board of directors.  Upon the resignation of Dr. MacQuitty, ABV V designated to the board of directors Dr. Vincent Miles, a partner of Abingworth Management Inc., a wholly-owned subsidiary of Abingworth. Dr. Miles will hold office until his successor has been elected and qualified or appointed or the earlier of his death, resignation or removal.  The Stockholders Agreement terminated upon the consummation of the IPO.

Item 5.         Interest in Securities of the Issuer

As of February 4, 2014 (the “Event Date”) and the date of filing of this Schedule 13D  (the “Filing Date”), ABV V beneficially owned an aggregate of 1,198,027 shares of Common Stock, which shares consist of (i) 1,182,196 shares of Common Stock, (ii) 532 shares of Common Stock issuable upon exercise of a common stock warrant and (iii) 15,299 shares of Common Stock issuable upon exercise of a common stock warrant. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 1,182,196 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock issuable upon exercise of common stock warrants held by ABV V.  Based on the information set forth in the Issuer’s Prospectus (File No. 333-193150), dated January 29, 2014 and filed with the Securities and Exchange Commission (“SEC”) on January 30, 2014 pursuant to Rule 424(b)(4) under the Securities Act, there were 16,627,660 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s initial public offering on February 4, 2014.  As a result of the foregoing, as of the Event Date and the Filing Date, ABV V and Abingworth may be deemed to beneficially own 7.2% of the Common Stock deemed issued and outstanding.

On February 4, 2014, ABV V purchased 100,000 shares of Common Stock in the IPO at the public offering price of $15.00 per share. Additionally, on February 4, 2014, in connection with the IPO, all issued and outstanding shares of Series A, B, and C Preferred Stock, including those held by ABV V, automatically converted into shares of Common Stock on a one-for-one basis, without payment to the Issuer of any consideration.  Other than these transactions, during the past 60 days, there were no purchases, sales or other transactions of the Issuer’s securities by the Reporting Persons.

    As set forth in the cover sheets to this Schedule 13D, ABV V and Abingworth have shared voting and dispositive power with respect to the 1,182,196 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock underlying the warrants held by ABV V.

    Only ABV V has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it.  The partners of ABV V have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it, in accordance with their respective ownership interests in ABV V.

Item 6.                    Contracts, Arrangements, Understandings or Relationaships With Respect to Securities of the Issuer

Pursuant to an Amended and Restated Registration Rights Agreement, dated as of July 30, 2013 (the “Registration Rights Agreement”) by and among the Issuer, ABV V, and the other investors named therein, ABV V and other investors have rights to register under the Securities Act of 1933, as amended (the “Securities Act”), the shares of Common Stock issued to them upon conversion of their Preferred Stock (“Registrable Shares”). ABV V and other investors also received certain “piggy-back” registration rights with respect to the Registrable Shares. Holders owning a majority of the Registrable Shares have the right to demand that the Issuer file a registration statement on Form S-1. The description of these provisions of the Registration Rights Agreement is qualified in its entirety by reference to the terms of the Registration Rights Agreement, as amended, which has been filed as Exhibit 2 to this Schedule 13D.

Item 7.         Material to be Filed as Exhibits

The following exhibit are incorporated into this Schedule 13D:

Exhibit 1
Amended and Restated Registration Rights Agreement, dated as of July 30, 2013, by and among the Issuer and the investors identified therein (incorporated by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-193150), as filed with the SEC on January 29, 2014).

Exhibit 2
Joint Filing Agreement, dated February 7, 2014, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 2

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, $0.0001 par value per share, of Dicerna Pharmaceuticals, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2014

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory